BRITISH COLUMBIA

Number: BC0292882

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CANALASKA VENTURES LTD. changed its name to CANALASKA URANIUM LTD. on October 11, 2006 at 06:00 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 11, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada